================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934*



                           HUDSON GENERAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

               COMMON STOCK                                  443784 10 3
--------------------------------------------------------------------------------
     (Title of class of securities)                         (CUSIP number)


             RICHARD D. SEGAL                              JAY B. LANGNER
           C/O SEAVEST PARTNERS                         111 GREAT NECK ROAD
          707 WESTCHESTER AVENUE                             SUITE 600
       WHITE PLAINS, NEW YORK 10604                  GREAT NECK, NEW YORK 11021
              (914) 681-4453                               (516) 487-8610
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
               authorized to receive notices and communications)


                                FEBRUARY 9, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that Section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

*NOTE:      THIS STATEMENT CONSTITUTES AMENDMENT NO. 2 TO THE REPORTING
            GROUP SCHEDULE 13D, AMENDMENT NO. 5 TO THE LANGNER SCHEDULE 13D, AND AMENDMENT NO. 10 TO THE SEGAL SCHEDULE 13D.




                        (Continued on following page(s))
                               (Page 1 of 22 Pages)

================================================================================

NYFS10...:\80\57780\0003\1948\SCH2109J.450

--------------------------------------------------------           --------------------------------------
CUSIP No.               443784 10 3                         13D                  Page 2 of 22
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                                     JAY B. LANGNER

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]


---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            00

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                                       UNITED STATES
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   131,254 (1)
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              131,254 (1)
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               131,254 (1)
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         7.5%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------



(1) Includes 10,000 shares issuable upon the exercise of presently exercisable options.

--------------------------------------------------------           --------------------------------------
CUSIP No.               443784 10 3                         13D                  Page 3 of 22
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                                     RICHARD D. SEGAL

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]


---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            00

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                                       UNITED STATES
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                    0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                  125,972 (1)
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:               0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:             125,972 (1)

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY                125,972
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         7.2%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------



(1) Consists of (i) 27,590 shares owned by a partnership of which Mr. Segal is the managing partner, (ii) 37,321 shares owned by a partnership of which Mr. Segal is a co-trustee of certain of the partners thereof, (iii) 31,472 shares owned by Mr. Segal's wife as to which he is attorney-in-fact, (iv) an aggregate of 22,329 shares owned by other members of Mr. Segal's family, as to which he is attorney-in-fact, and (v) 7,260 shares owned by a trust of which he is a co-trustee. Mr. Segal disclaims beneficial ownership of all shares referred to in clauses (ii), (iii), (iv) and (v) of this footnote 1.

--------------------------------------------------------           --------------------------------------
CUSIP No.               443784 10 3                         13D                  Page 4 of 22
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                                     ROCCO DALOIA

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]


---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            NOT APPLICABLE

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                                       UNITED STATES
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               0
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         0%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------


--------------------------------------------------------           --------------------------------------
CUSIP No.               443784 10 3                         13D                  Page 5 of 22
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                       FERNANDO DIBENEDETTO

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]


---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            PF,00

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                                       UNITED STATES
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   1,010 (1)
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              1,010 (1)
      REPORTING)
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               1,010
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         0.1%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------



(1) Includes 1,000 shares issuable upon the exercise of presently exercisable options.

--------------------------------------------------------           --------------------------------------
CUSIP No.               443784 10 3                         13D                  Page 6 of 22
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                                     DAVID A. LANGNER

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]


---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            PF,00

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                                       UNITED STATES
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   40,090
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              40,090
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               40,090
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         2.3%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------


--------------------------------------------------------           --------------------------------------
CUSIP No.               443784 10 3                         13D                  Page 7 of 22
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                                  VIRGINIA E. LUPPESCU

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]


---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            PF,00

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                                    UNITED STATES
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   38,118
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              38,118
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               38,118
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         2.2%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------


--------------------------------------------------------           --------------------------------------
CUSIP No.               443784 10 3                         13D                  Page 8 of 22
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                                     PAUL R. POLLACK

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]


---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            PF,00

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                                       UNITED STATES
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   10,140 (1)
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              10,140 (1)
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               10,140
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         0.6%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------



(1) Includes 8,200 shares issuable upon the exercise of presently exercisable options.

--------------------------------------------------------           --------------------------------------
CUSIP No.               443784 10 3                         13D                  Page 9 of 22
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                       BARRY I. REGENSTEIN

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]


---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            PF,00

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                                       UNITED STATES
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   2,600 (1)
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              2,600 (1)
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               2,600
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         0.1%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------



(1) Consists of 2,600 shares issuable upon the exercise of presently exercisable options.

--------------------------------------------------------           --------------------------------------
CUSIP No.               443784 10 3                         13D                  Page 10 of 22
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                                     RAYMOND J. RIEDER

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]


---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            PF,00

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                                       UNITED STATES
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   2,900 (1)
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              2,900 (1)
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               2,900
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         0.2%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------



(1) Consists of 2,900 shares issuable upon the exercise of presently exercisable options.

--------------------------------------------------------           --------------------------------------
CUSIP No.               443784 10 3                         13D                  Page 11 of 22
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                                     NOAH E. ROCKOWITZ

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]


---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            PF,00

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                                       UNITED STATES
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   1,800 (1)
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              1,800 (1)
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               1,800
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         0.1%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------



(1) Consists of 1,800 shares issuable upon the exercise of presently exercisable options.

--------------------------------------------------------           --------------------------------------
CUSIP No.               443784 10 3                         13D                  Page 12 of 22
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                                     MICHAEL RUBIN

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]


---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            PF,00

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                                       UNITED STATES
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   8,430 (1)
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              8,430 (1)
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               8,430
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         0.5%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------



(1) Includes 8,200 shares issuable upon the exercise of presently exercisable options.

--------------------------------------------------------           --------------------------------------
CUSIP No.               443784 10 3                         13D                  Page 13 of 22
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                                     HENRY A. SATINSKAS

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]


---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            PF,00

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                                       UNITED STATES
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   1,656
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              1,656
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               1,656
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         0.1%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------


--------------------------------------------------------           --------------------------------------
CUSIP No.               443784 10 3                         13D                  Page 14 of 22
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                       RIVER ACQUISITION CORP.

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [X]
                                                                                                 (B) [_]


---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            BK

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                                       UNITED STATES
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               0 (1)
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         0%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------



(1) Does not include shares which may be acquired by the Reporting Group pursuant to the Merger Agreement, subject to the conditions contained therein. See Items 3 and 4 of this Schedule 13D.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 2)

                                  Statement of

                                 JAY B. LANGNER
                                RICHARD D. SEGAL
                                  ROCCO DALOIA
                              FERNANDO DIBENEDETTO
                                DAVID A. LANGNER
                              VIRGINIA E. LUPPESCU
                                 PAUL R. POLLACK
                               BARRY I. REGENSTEIN
                                RAYMOND J. REIDER
                                NOAH E. ROCKOWITZ
                                  MICHAEL RUBIN
                               HENRY A. SATINSKAS

                                       and

                             RIVER ACQUISITION CORP.


                            Pursuant to Section 13(d)
                     of the Securities Exchange Act of 1934
                                  in respect of

                           HUDSON GENERAL CORPORATION



      This Report on Schedule 13D relates to the common stock, par value $1.00 per share (the "Common Stock"), of Hudson General Corporation, a Delaware corporation (the "Company"). The Report on Schedule 13D originally filed by the Reporting Group (as defined below) on November 23, 1998, as amended and supplemented by an amendment thereto previously filed with the Securities Exchange Commission (collectively, the "Reporting Group Schedule 13D"), is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 2 to the Reporting Group Schedule 13D; the Report on Schedule 13D originally filed by Jay B. Langner on September 19, 1974, as amended and supplemented by the amendments thereto previously filed with the Securities Exchange Commission (collectively, the "Langner Schedule 13D"), is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 5 to the Langner Schedule 13D; and the Report on Schedule 13D originally filed by Richard D. Segal on June 29, 1982, as amended and supplemented by the amendments thereto previously filed with the Securities Exchange Commission (collectively, the "Segal Schedule 13D", and together with the Reporting Group 13D and the Langner 13D, the "Schedule 13D"), is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 10 to the Segal Schedule 13D. Jay B. Langner,



                                   Page 15 of 22 pages

David A. Langner and Virginia E. Luppescu, together with Messrs. Segal, Daloia, DiBenedetto, Pollack, Regenstein, Rieder, Rockowitz, Rubin and Satinskas, and River Acquisition Corp. (each, a "Reporting Person") constitute a "group" for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to their respective beneficial ownership of the Common Stock, and are collectively referred to as the "Reporting Group".

      The summary descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated herein by reference. Information contained herein with respect to each Reporting Person is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.




                                   Page 16 of 22 pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The information set forth in Item 3 of the Langner Schedule 13D, the Segal
Schedule 13D and the Reporting Group Schedule 13D is hereby amended and supplemented by adding the following information thereto (capitalized terms used but not otherwise defined in this Item 3 have the meanings ascribed to them in the Reporting Group Schedule 13D):

      On February 9, 1999, Newco and the Initial Lenders agreed to amend and restate the Commitment Letter (the "Amended and Restated Commitment Letter") to
(i) increase, from $59,579,865 to $60,071,482, the aggregate commitment of the Lenders under the Facilities and (ii) increase the minimum equity capital contribution to Newco from 280,000 to 358,208 shares and retained options equivalent to shares of Common Stock of the Company.

      On February 9, 1999, Newco and the Company entered into an amendment to the Merger Agreement (the "Merger Amendment"), providing for an increase in the Merger Consideration from $57.25 to $61.00 per share. The Reporting Persons have calculated that, as a result of the Merger Amendment, approximately $86.5 million will be required to fund the aggregate Merger Consideration payable to stockholders and option holders of the Company at the closing of the Merger.

      The descriptions contained herein of the Merger Amendment and the Amended and Restated Commitment Letter are qualified in their entirety by reference to the complete text thereof, copies of which are filed as Exhibits hereto and incorporated by reference herein.

      The information set forth in Item 6 of this Schedule 13D and Item 3 of the Reporting Group Schedule 13D is hereby incorporated by reference herein.


ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
           RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
           ISSUER.

      The information set forth in Item 6 of the Langner Schedule 13D, the Segal
Schedule 13D and the Reporting Group Schedule 13D is hereby amended and supplemented by adding the following information thereto (capitalized terms used but not otherwise defined in this Item 6 have the meanings ascribed to them in the Reporting Group Schedule 13D):

      By letter dated February 9, 1999 (the "Equity Contribution Letter"), Messrs. Langner and Segal agreed, subject to the conditions set forth therein, to contribute to Newco an aggregate of 358,208 shares of Common Stock (subject to offset as set forth therein) upon consummation of the Merger.

      Pursuant to a Waiver Agreement, dated February 15, 1999 (the "Waiver Agreement"), between the Company and Newco, Newco agreed, subject to the terms and conditions specified therein, to waive until March 17, 1999 its right to terminate the Merger Agreement as a result of the Company entering into an Agreement and Plan of Merger, dated as of February 15, 1999 (the "GLGR Agreement"), with GLGR Acquisition Corp., a Delaware Corporation ("GLGR"). GLGR is a wholly owned subsidiary of GlobeGround GmbH, which in turn is a wholly owned subsidiary of Deutsche Lufthansa AG, a German corporation. Pursuant to the GLGR Agreement, GLGR is to make a tender offer to acquire all of the outstanding shares of Common Stock of the Company. The tender offer is to be followed as soon as possible by a second-step merger pursuant to which GLGR would merge with and into the Company, with the Company as the surviving corporation.

      The descriptions contained herein of the Equity Contribution Letter and the Waiver Agreement are qualified in their entirety by



                                   Page 17 of 22 pages
reference to the complete text thereof, copies of which are filed as Exhibits hereto and incorporated by reference herein.

      The information set forth in Item 3 of this Schedule 13D and Item 4 of the Reporting Group Schedule 13D are hereby incorporated by reference herein.


ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS.

     14. Amendment No. 1 to Agreement and Plan of Merger, dated as of February 9, 1998, between Hudson General Corporation and River Acquisition Corp.

     15. Equity Contribution Letter, dated February 9, 1999, from Jay B. Langner and Richard D. Segal to Hudson General Corporation.

     16. Amended and Restated Commitment Letter, dated February 9, 1999, among BankBoston, N.A., European American Bank, The Chase Manhattan Bank, BancBoston Robertson Stephens Inc., River Acquisition Corp. and Jay B. Langner.

     17. Waiver Agreement, dated February 15, 1999, between Hudson General Corporation aand River Acquisition Corp.



                                   Page 18 of 22 pages

                                    SIGNATURE

           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: February 16, 1999

                               /s/ Jay B. Langner
                               -------------------------------------------
                               Jay B. Langner



                               /s/ Richard D. Segal
                               -------------------------------------------
                               Richard D. Segal



                               /s/ Rocco Daloia
                               -------------------------------------------
                               Rocco Daloia



                               /s/ Fernando DiBenedetto
                               -------------------------------------------
                               Fernando DiBenedetto



                               /s/ David A. Langner
                               -------------------------------------------
                               David A. Langner



                               /s/ Virginia E. Luppescu
                               -------------------------------------------
                               Virginia E. Luppescu



                               /s/ Paul R. Pollack
                               -------------------------------------------
                               Paul R. Pollack



                               /s/ Barry Regenstein
                               -------------------------------------------
                               Barry Regenstein



                               /s/ Raymond J. Reider
                               -------------------------------------------
                               Raymond J. Rieder



                               /s/ Noah Rockowitz
                               -------------------------------------------
                               Noah Rockowitz




                               Page 19 of 22 pages

                               /s/ Michael Rubin
                               -------------------------------------------
                               Michael Rubin



                               /s/ Henry A. Satinskas
                               -------------------------------------------
                               Henry A. Satinskas




                           RIVER ACQUISITION CORP.

                           By: /s/ Michael Rubin
                               -------------------------------------------
                               Michael Rubin
                                          Vice President




                                   Page 20 of 22 pages

                                  EXHIBIT INDEX


          1. Proposal Letter, dated November 20, 1998, from Jay B. Langner and Richard D. Segal to the Special Committee of the Board of Directors of Hudson General Corporation.*

          2. Agreement and Plan of Merger, dated as of November 22, 1998, between Hudson General Corporation and River Acquisition Corp.*

          3. Contribution Letter, dated November 22, 1998, from Jay B. Langner and Richard D. Segal to Hudson General Corporation.*

          4. Commitment Letter, dated November 20, 1998, among BankBoston, N.A., European American Bank, The Chase Manhattan Bank, BancBoston Robertson Stephens Inc., River Acquisition Corp. and Jay B. Langner.*

          5. Confidentiality Agreement, dated June 30, 1998, between Hudson General Corporation and Jay B. Langner.*

          6. Confidentiality Agreement, dated June 30, 1998, between Hudson General Corporation and Michael Rubin.*

          7. Confidentiality Agreement, dated July 1, 1998, between Hudson General Corporation and Noah E. Rockowitz.*

          8. Confidentiality Agreement, dated July 1, 1998, between Hudson General Corporation and Paul R. Pollack.*

          9. Confidentiality Agreement, dated July 2, 1998, between Hudson General Corporation and Richard D. Segal.*

          10. Confidentiality Agreement, dated July 6, 1998, between Hudson General Corporation and Barry I. Regenstein.*

          11. Expense Reimbursement Letter, dated July 9, 1998, from Hudson General Corporation to Jay B. Langner and Richard D. Segal.*

          12.  Joint Filing Agreement, dated as of November 22, 1998, among Jay
               B. Langner, Richard D. Segal, Rocco Daloia, Fernando DiBenedetto, Paul R. Pollack, Barry I. Regenstein, Raymond J. Rieder, Noah E. Rockowitz, Michael Rubin, Henry A. Satinskas and River Acquisition Corp.*



                                   Page 21 of 22 pages

          13. Amended and Restated Joint Filing Agreement, dated as of December 22, 1998, among Jay B. Langner, Richard D. Segal, Rocco Daloia, Fernando DiBenedetto, David A. Langner, Virginia E. Luppescu, Paul R. Pollack, Barry I. Regenstein, Raymond J. Rieder, Noah E. Rockowitz, Michael Rubin, Henry A. Satinskas and River Acquisition Corp.*

          14. Amendment No. 1 to Agreement and Plan of Merger, dated as of February 9, 1998, between Hudson General Corporation and River Acquisition Corp.

          15. Equity Contribution Letter, dated February 9, 1999, from Jay B. Langner and Richard D. Segal to Hudson General Corporation.

          16. Amended and Restated Commitment Letter, dated February 9, 1999, among BankBoston, N.A., European American Bank, The Chase Manhattan Bank, BancBoston Robertson Stephens Inc., River Acquisition Corp. and Jay B. Langner.

          17. Waiver Agreement, dated February 15, 1999, between Hudson General Corporation aand River Acquisition Corp.



* Previously Filed.






                               Page 22 of 22 pages